LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: September 7, 2005

Nithi Mountain Drilling Continues

James W. Davis, President, is pleased to announce the resumption of diamond drilling on our Nithi Mountain Moly Property in British Columbia. The targets for this phase of drilling will be the "Gamma" Zone and the "Caledonia" Zone. The emphasis of this program will be on extending molybdenite mineralization discovered in the "Gamma" Zone to the point that an indicated resource can be calculated; and will also complete an initial test on the high-grade "Caledonia" Zone.

The Nithi Mountain property is located south of the Town of Fraser Lake in central British Columbia. Fraser Lake is serviced by a major highway (Hwy 16) and rail line (CN) with many of its residents working at the Endako Mine. The property is road-accessible with a power line passing just to the north of the claims. The prospect is situated approximately 18 km east-southeast of the Endako Mine, which is the largest moly producer in Canada.

Drilling began today and is anticipated to be completed in about a month. Results will be released as assays become available.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.